Ossen Innovation Announces Second Quarter 2012 Financial Results

SHANGHAI, September 14, 2012 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and six months ended June 30, 2012.

“We are pleased to see a rebound in our sales in the quarter,” stated Dr. Liang Tang, Chairman of Ossen Innovation. “These improvements have indicated encouraging demand of our products in the market. While uncertainties still remain in the industy, given infrastructure investments are crucial to China’s long-term economic vitality, we expect to see continued improvements in our financial results and a stronger second half of this year.”

Financial Summary

(in millions ex- EPS)	Q2 2012	Q2 2011	Chg.	1H 2012	1H 2011	Chg.
Revenue	$31.6	$29.0	+9%	$53.9	$60.8	-11%
Gross Profit	$2.2	$6.8	-67%	$4.8	$15.9	-70%
Net Income*	$0.1	$3.6	-98%	$0.3	$9.5	-96%
EPS	$0.003	$0.18	-98%	$0.02	$0.47	-96%
Shares Outstanding	19.9	20.0	-0.3%	19.9	20.0	-0.1%

*Net income attributable to controlling interest

Second Quarter 2012 Financial Results

Revenue for the three months ended June 30, 2012 was $31.6 million, an increase of $2.6 million, or 9%, from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were $22.9 million, up 16% compared to $19.7 million in the second quarter of 2011 due to overall higher demand of coated pre-stressed steel materials in the market.

Gross profit decreased from $6.8 million to $2.2 million, a 67% year-over-year decline. Consolidated gross margin fell from 23.3% to 7.1%. Gross profit and gross margin were down mainly due to the price decreases of some of our products because of the continued tough market conditions in the infrastructure sector in China.

Gross margin for the second quarter of 2012 were 8.9% and 6.0% for coated pre-stressed steel products and for plain surface pre-stressed steel products, respectively.

Selling and distribution expenses decreased 23% to $0.2 million due to successful efforts by the Company to reduce costs. General and administrative expenses increased 48% to $1.3 million mainly due to the increase in R&D expenses. Operating income decreased 87% to $0.7 million in the second quarter of 2012 with operating margin of 2.3% compared to $5.6 million and 19.2%, respectively, in the second quarter of 2011.

Net income attributable to controlling interest fell 98% to $0.1 million in the second quarter of 2012 from $3.6 million in the year-ago period. Earnings per share were $0.003 versus $0.18 a year ago. The weighted average diluted shares outstanding was 19.9 million compared to 20.0 million a year ago as a result of 69,782 shares repurchased by Ossen as of June 30, 2012.

First Half 2012 Financial Results

Revenues for the six months ended June 30, 2012 were $53.9 million, down 11% compared to $60.8 million in the same period a year ago.

Gross profit fell 70% in the first six months of 2012 to $4.8 million. Gross margin was 8.9% for the six months ended June 30, 2012 compared to 26.1% in the first six months of 2011.

Operating expenses were $2.7 million, up 57% from $1.7 million in the first six months of 2011, driven by the $1.2 million year-over-year increase in general and administrative expenses. Operating income and operating margin for the first half of 2012 were $2.1 million and 3.9% compared to $14.1 million and 23.2%, respectively, for the first half of 2011.

Net income attributable to controlling shareholders was $0.3 million, down from $9.5 million in the first six months of 2011. Earnings per share was $0.02 for the six months ended June 30, 2012.

Balance Sheet and Cash Flows

Ossen had approximately $19.2 million of cash and restricted cash at June 30, 2012 compared to $21.3 million at December 31, 2011. Total accounts receivable on June 30, 2012 increased slightly to $50.0 million from $48.0 million on December 31, 2011. The average accounts receivable days sales outstanding were 145 days in the second quarter of 2012 compared to 97 days in the second quarter of 2011. Inventories were down from $17.2 million at December 31, 2011 to $15.0 million at June 30, 2012. Total working capital was $72.3 million at June 30, 2012 compared to $70.8 million at December 31, 2011.

For the second quarter of 2012, the Company used approximately $15.5 million of cash flows from operations as compared to $7.0 million in the second quarter of 2011. The primary reason for the increase was higher notes receivable balance and advance to suppliers at June 30, 2012.

The Company generated approximately $15.2 million of cash flows from financing activities in the second quarter of 2012 as compared to $7.8 million in the second quarter of 2011. The increase was mainly due to increased proceeds from short-term bank loans and increased proceeds from notes payable during the period.

In November 2011, the Company’s Board of Directors approved a share repurchase program for up to 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2012. On May 31, 2012 the program was further extended for another 12 months to May 31, 2013. During the three months ended June 30, 2012, the Company repurchased 55,766 shares of ADSs from the secondary market at an average price of $0.99 per share.

Business Updates and Outlook

1.	As of the end of August, Ossen has collected $37.1 million, or approximately 77% of the $48.0 million accounts receivable balance at December 31, 2011. Management expects to collect the remaining balance in the near future.

2.	According to government announcements and news release from major media channels, from May 2012 the number of domestic investment projects reviewed and approved by China’s National Development and Reform Commission stood above 200 in each month. Most of these approved projects are in the infrastructure sector. Such trend is expected to continue and is widely viewed as part of the actions from Chinese central government to boost economic growth.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Second Quarter 2012 Conference Call” or be prepared to utilize the conference ID.

Conference Call
Date:	Monday, September 17, 2012
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-718-354-1231
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	22964240

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through September 24, 2012. To listen, please call +1-866-214-5335 within the United States or +1-718-354-1232 if calling internationally. Utilize the pass code 22964240 for the replay.

This call is being webcast and can be accessed by clicking on this link:

http://www.media-server.com/m/p/9cz9j4f7

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 5888-3163
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mz-ir.com

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2012 AND 2011

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,097,093	$1,568,261
Restricted cash	17,113,101	19,764,900
Notes receivable – bank acceptance notes	7,918,534	10,851,616
Accounts receivable, net of allowance for doubtful accounts of $387,001 and $384,311 at June 30, 2012 and December 31,2011, respectively	49,952,764	48,049,722
Inventories	15,004,624	17,222,664
Advance to suppliers	62,791,410	41,391,174
Other current assets	5,952,014	6,495,241
Account receivable from related party	20,944	20,799
Total Current Assets	160,850,484	145,364,377
Property, plant and equipment, net	10,408,766	11,022,916
Land use rights, net	4,362,572	4,380,708
Prepayment for plant and equipment	7,926,199	7,869,529
TOTAL ASSETS	$183,548,021	$168,637,530

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OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2012	2011
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$34,999,921	$24,848,628
Short-term bank loans	51,311,874	47,966,209
Accounts payable	1,145,233	948,475
Customer deposits	351,400	459,915
Income tax payable	46,055	4,792
Other payables and accrued expenses	334,868	324,423
Due to related party	316,741	-
Total Current Liabilities	88,506,092	74,552,442
Long-term bank loans	4,592,750	4,718,094
TOTAL LIABILITIES	93,098,842	79,270,536

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and 19,930,218 shares outstanding as of June 30, 2012 ;20,000,000 shares issued and 20,000,000 outstanding as of December 31, 2011, respectively	200,000	200,000
Additional paid-in capital	33,937,314	33,884,656
Statutory reserve	3,963,003	3,884,808
Retained earnings	36,484,891	36,224,467
Treasury stock, at cost: 69,782 and 0 shares as of as of June 30, 2012 and December 31, 2011, respectively	(69,031)	-
Accumulated other comprehensive income	5,916,868	5,295,641
TOTAL SHAREHOLDERS’ EQUITY	80,433,045	79,489,572
Non-controlling interest	10,016,134	9,877,422
TOTAL EQUITY	90,449,179	89,366,994
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$183,548,021	$168,637,530

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OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2012	2011	2012	2011

REVENUES	$31,603,237	$29,036,672	$53,890,525	$60,781,935
COST OF GOODS SOLD	29,357,849	22,282,476	49,083,199	44,926,033
GROSS PROFIT	2,245,388	6,754,196	4,807,326	15,855,902
Operating Expenses:
Selling and distribution expenses	242,733	316,520	335,094	557,961
General and administrative expenses	1,269,156	856,142	2,394,647	1,177,638
Total Operating Expenses	1,511,889	1,172,662	2,729,741	1,735,599
INCOME FROM OPERATIONS	733,499	5,581,534	2,077,585	14,120,303
Other Income (Expenses):
Financial expenses, net	(838,435)	(799,256)	(1,771,665)	(1,607,920)
Other income, net	313,339	26,654	333,881	70,686
INCOME BEFORE INCOME TAXES	208,403	4,808,932	639,801	12,583,069
INCOME TAXES	(53,992)	(694,317)	(162,470)	(1,776,730)
NET INCOME	154,411	4,114,615	477,331	10,806,339
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	88,571	503,273	138,712	1,321,446
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	65,840	3,611,342	338,619	9,484,893
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	60,327	1,318,437	621,227	1,797,761
TOTAL OTHER COMPREHENSIVE INCOME	60,327	1,318,437	621,227	1,797,761
COMPREHENSIVE INCOME	126,167	4,929,779	959,846	11,282,654
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.003	$0.18	$0.02	$0.47
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,957,935	$20,000,000	$19,972,688	$20,000,000

3

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$477,331	$10,806,339
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	828,846	887,688
Share-based compensation expense	52,658	52,369
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(1,903,041)	(18,398,026)
Inventories	2,218,040	7,690,684
Advance to suppliers	(21,400,236)	(47,427,444)
Other current assets	543,227	3,203,047
Notes receivable - bank acceptance notes	2,933,082	17,636,928
Notes receivable from related party - bank acceptance notes	-	3,024,895
Account receivable from related party	-	(348,967)
Increase (Decrease) In:
Accounts payable	196,757	(1,968,618)
Customer deposits	(108,515)	5,415,978
Income tax payable	41,263	76,140
Other payables and accrued expenses	10,445	179,525
Due to related party	316,741	-
Net cash used in operating activities	(15,793,402)	(19,169,462)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(28,412)	(127,460)
Prepayment for plant and equipment	(1,584)	-
Net cash used in investing activities	(29,996)	(127,460)

4

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	2,651,800	198,311
Proceeds from short-term bank loans	32,466,791	38,985,133
Repayments of short-term bank loans	(29,456,793)	(27,960,315)
Repayments of long-term bank loans	(158,376)	-
Proceeds from notes payable-bank acceptance notes	39,910,676	25,990,099
Repayment of notes payable-bank acceptance notes	(29,933,007)	(26,014,096)
Repurchase of common shares	(69,031)	-
IPO compensation	-	440,954
Net cash provided by financing activities	15,412,060	11,640,086

DECREASE IN CASH AND CASH EQUIVALENTS	(411,338)	(7,656,836)
Effect of exchange rate changes on cash	940,170	1,098,621
Cash and cash equivalents at beginning of period	1,568,261	12,322,982
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,097,093	$5,764,767

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$121,240	$1,716,523
Interest paid	$1,849,501	$1,336,592
Non-cash transactions:
Appropriation to statutory reserve	$78,195	$970,380

5

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$154,410	$4,114,615
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	389,354	487,314
Share-based compensation expense	26,329	26,329
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	210,226	(1,863,434)
Inventories	112,777	(2,160,408)
Advance to suppliers	(8,983,615)	(17,040,730)
Other current assets	540,995	2,617,257
Notes receivable - bank acceptance notes	(7,918,534)	1,522,047
Account receivable from related party	-	2,855,463
Increase (Decrease) In:
Accounts payable	(39,272)	70,938
Customer deposits	(49,671)	3,903,949
Income tax payable	40,070	(441,374)
Other payables and accrued expenses	193,564	(345,952)
Due to related party	(181,266)	(780,770)
Net cash used in operating activities	(15,504,633)	(7,034,756)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(24,890)	(122,712)
Prepayment for plant and equipment	(1,584)	-
Net cash used in investing activities	(26,474)	(122,712)

6

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	2,302,373	(3,799,809)
Proceeds from short-term bank loans	22,243,204	16,458,853
Repayments of short-term bank loans	(14,082,532)	(11,095,758)
Proceeds from notes payable-bank acceptance notes	25,803,397	19,445,298
Repayment of notes payable-bank acceptance notes	(21,056,517)	(13,241,808)
Repurchase of common shares	(55,316)	-
Net cash provided by financing activities	15,154,609	7,766,776

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(376,498)	609,308
Effect of exchange rate changes on cash	90,504	813,476
Cash and cash equivalents at beginning of period	2,383,087	4,341,983
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,097,093	$5,764,767

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$13,926	$1,145,915
Interest paid	$911,872	$680,367
Non-cash transactions:
Appropriation to statutory reserve	$21,738	$381,285

7